Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

October 2, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces the sale of Cloderm® (clocortolone pivalate) Cream, 0.1% Franchise to EPI Health, LLC”.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	Saunak SAVLA	Calvin Printer
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the sale of

Cloderm® (clocortolone pivalate) Cream, 0.1% Franchise to EPI Health, LLC

Hyderabad, India, October 2, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. October 2, 2018— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY along with its subsidiaries together referred to as “Dr. Reddy’s”) announced today that its wholly owned subsidiary Promius Pharma, LLC, has sold its rights of Cloderm® (clocortolone pivalate) Cream, 0.1% and its authorized generic to EPI Health, LLC, an affiliate of EPI Group, LLC.

Under the terms of the agreement, Promius Pharma is eligible to receive an upfront payment followed by future royalties as the consideration for Cloderm® Cream and its authorized generic in the United States, effective immediately.

“We look forward to EPI continuing to support Cloderm, a brand that providers have prescribed for several decades and find as an important treatment option for their patients.” says Anil Namboodiripad, Ph.D., Senior Vice President, Proprietary Products, and President, Promius Pharma.

Ron Owens, President of EPI Health, said, “We are very pleased to have completed this agreement with Dr. Reddy’s to acquire Cloderm® Cream in the United States. Cloderm® Cream, and its authorized generic, are widely recognized and time-tested among the dermatology community. The addition of this product to our growing portfolio will support our ongoing efforts to build a successful prescription branded franchise in the United States while contributing to EPI Health’s goal of becoming a leader in medical dermatology.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About EPI Group, LLC: EPI Group is a privately held company, headquartered in Charleston, South Carolina with over 2000 employees. In addition to EPI Health, the company’s diverse portfolio includes: Evening Post Publishing—which has seventeen publications in the state of South Carolina including the 2015 Pulitzer Prize winning Post & Courier, Cordillera Communication—a network of eleven broadcast television stations covering 2.3 million households, Heart of Hospice – provider of hospice care to over 1,100 patients and Clear Night Group—a digital marketing agency based in Minnesota. For more information, log on to: www.epihealth.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.